333 S. Wabash, Chicago IL 60604 June 18, 2012

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 21, 2012 File No. 001-05823

VIA EDGAR FILING AND FACSIMILE TRANSMISSION
Dear Mr. Rosenberg:
We acknowledge receipt of the letter of comment dated June 7, 2012 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.
Our response to the Comment Letter is set forth below. For your convenience, the staff's comment has been repeated herein and is followed by our response. CNA Financial Corporation and its subsidiaries are referred to as “the Company,” “CNA,” “we,” “our” and “us.”
Management's Discussion and Analysis of Financial Condition and Results of Operations Investments
Portfolio Quality, Page 42

1.
Please confirm to us that your disclosure about quality of your investments based on third party credit ratings reflects information known by management that may belie or otherwise cast doubt on this disclosure. If not, please provide us proposed disclosure to be included in future periodic reports that discusses the differences between the quality of investments presented based on third party ratings and that based on information known by management.

CNA Response

Supplementally, the Company confirms that the current disclosure about the quality of the Company's investments with regard to third party credit ratings fairly reflects management's beliefs regarding the quality of such investments, as no information is known by management that may belie or otherwise cast doubt on this disclosure.

2.
In Note B. Investments to your consolidated financial statements, you show investments of $9,782 million in fixed maturity securities invested in securities of states, municipalities and political subdivisions at December 31, 2011. Please provide us a schedule that shows:

	•	The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds; and
•
For any state, municipality or political subdivision that comprised 10 percent or more of the total, the amortized cost and fair value, credit ratings without a financial guarantee by third parties and, for special revenue bonds, the nature of the revenue source.

CNA Response

The Company had the following investments in securities of states, municipalities and political subdivisions as of December 31, 2011:

$ millions	Amortized Cost	Fair Value
General Obligation	$2,462	$2,700
Special Revenue and Assessments	6,556	7,082
Total	$9,018	$9,782

As of December 31, 2011, no investment in any state, municipality or political subdivision issuer exceeded 10% of the total amortized cost or fair value.

* * * * * * *

As requested in the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at (312) 822-1222 or fax at (312) 822-2004.

Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and
Chief Financial Officer

Cc:	Ibolya Ignat, Division of Corporation Finance Staff Accountant Donald Abbott, Division of Corporation Finance Senior Staff Accountant